SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 30, 2024.

BUENOS AIRES, ARGENTINA – January 30, 2024 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), leading Latin American agricultural company, informs that on January 29, 2024, it has distributed among the ADS holders the treasury shares approved by the Shareholders’ Meeting held on October 5, 2023. This distribution constituted 0.098548967 shares per ADS. Likewise, it informs that the dividend approved by the Shareholders’ Meeting will be distributed in cash on February 5, 2024, to all the ADS holders that have such quality as of December 7, 2023.

The net amount per ADS will be USD 0.370747.

The Company is still working with the Bank of New York Mellon to distribute as soon as possible the dividend in kind in IRSA shares, also approved by the Shareholders' Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 30, 2024